@NOTES text:T. Rowe Price Equity Series, Inc. (the corporation) is registered under the Investment
Company Act of 1940. The Blue Chip Growth Portfolio (the fund) is a diversified, open-end management investment company and is one of the portfolios established by the corporation. The fund seeks to provide long-term capital growth; income is a secondary objective. Shares of the fund are currently offered only through certain insurance companies as an investment medium for both variable annuity contracts and variable life insurance policies. The fund has two classes of shares:
Blue Chip Growth Portfolio,
offered since December 29, 2000, and Blue Chip Growth
Portfolio - II, which was first
offered on April 30, 2002. Blue Chip Growth - II sells its shares only through financial intermediaries, which it compensates for distribution and certain administrative services under a Board-approved Rule 12b-1 plan. Each class has exclusive voting rights on matters related solely to that class, separate voting rights on matters that relate to both classes, and, in all other respects, the same rights and obligations as the other class.